SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2008

KB Financial Group Inc.

(Translation of registrant’s name into English)

9-1, 2-ga, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

Early Resignation of Non-Executive Directors

On September 30, 2008, Kookmin Bank, a wholly-owned subsidiary of KB Financial Group Inc., announced the resignation of nine non-executive directors, including Audit Committee members who are non-executive directors.

Key Details:

•	Date of resignation as non-executive directors and Audit Committee members: September 30, 2008

•	Details of the non-executive directors:

1)	Name: Kee Young Chung (Audit Committee member)

Tenure: Beginning date: March 24, 2006

              Ending Date: March 23, 2009

2)	Name: Jacques P.M. Kemp

Tenure: Beginning date: March 23, 2007

              Ending Date: March 22, 2010

3)	Name: Dam Cho (Audit Committee member)

Tenure: Beginning date: March 20, 2008

              Ending Date: March 19, 2011

4)	Name: Suk Sig Lim (Audit Committee member)

Tenure: Beginning date: March 20, 2008

              Ending Date: March 19, 2011

5)	Name: Bo Kyung Byun

Tenure: Beginning date: March 24, 2006

              Ending Date: March 23, 2009

6)	Name: Sang Moon Hahm

Tenure: Beginning date: March 20, 2008

              Ending Date: March 19, 2011

7)	Name: Han Kim (Audit Committee member)

Tenure: Beginning date: March 20, 2008

              Ending Date: March 19, 2011

8)	Name: Chee Joong Kim (Audit Committee member)

Tenure: Beginning date: October 31, 2007

              Ending Date: October 30, 2010

9)	Name: Chan Soo Kang

Tenure: Beginning date: March 20, 2008

              Ending Date: March 19, 2011

•	Reason for resignation: Establishment of KB Financial Group Inc.

•	Details of the board of directors after the resignation:

1)	Number of directors: 8

2)	Number of non-executive directors: 4

3)	Ratio of non-executive directors: 50%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: September 30, 2008	By:	/s/ Kap Shin
(Signature)
	Name:	Kap Shin
	Title:	Deputy President & CFO